Exhibit 1
JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A dated November 7, 2007 with respect to the Common Stock of Zones, Inc. is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d) under the Securities Exchange Act of 1934, as amended.

Dated: November 7, 2007

By:	/s/ FIROZ H. LALJI
Firoz H. Lalji

By:	/s/ NAJMA LALJI
Najma Lalji